AMENDMENT TO BYLAWS OF

                            GOLD STANDARD, INC.


          The following amendment to the Bylaws of Gold Standard, Inc., a Utah corporation was adopted at a special meeting of the Board of Directors of the Company held June 22, 2006:

                               ARTICLE XII

                      CONTROL SHARE ACQUISITIONS

     Section 61-6-1, et seq., U.C.A., shall not apply to any control share acquisitions of shares of this corporation.



          I, Bret C. Decker, Secretary of Gold Standard, Inc., hereby certify that the foregoing Amendment to Bylaws of the corporation was duly adopted by resolution of the Board of Directors effective as of June 22, 2006.


                                   /s/ Bret C. Decker
                              ------------------------------------
                              Bret C. Decker, Secretary